Exhibit 99.1

TENARIS	23 Avenue Monterey L-2806 LUSSEMBURGO www.tenaris.com

Dalmine, May 22nd 2003

To whom it may concern
Borsa Italiana S.p.A.
Piazza degli Affari 6,
20123 Milano

Dear Sirs,

Reference is made to the press release issued by Tenaris S.A. on May 9, 2003, announcing to the public the resolution taken at the meeting of the Board of Directors held on May, 2003 which, subject to the approval of the shareholders’ meeting, set June 23, 2003 as the dividend payment date.

We hereby inform you that, subject to the necessary corporate approvals, Tenaris S.A, in accordance with NYSE regulations, will set June 20, 2003 as the “record date” (ie, the date as of which the shareholders must be registered at the company’s shareholders’ registry in order to be entitled to receive dividends) and that, given the different market practices and the goal of paying dividends at the same time in all jurisdictions where the shares are quoted, we foresee that the “ex dividend date” (that is to day the first trading day of the shares without dividend) will be June 18, 2003.

We remain at your disposal, should you need further clarifications,

Best regards,

Tenaris S.A.
Maria Grazia Uglietti